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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                                MISONIX, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  604871103
                                (CUSIP Number)

                             Edward I. Tishelman
           c/o Hartman & Craven LLP, 460 Park Avenue, NY, NY 10022
                                (212) 753-7500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 18, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

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CUSIP No. 604871103              SCHEDULE 13D                  Page 2 of 5 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gary Gelman
     Soc. Sec. No. ###-##-####

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds

     PF-Personal Funds

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     United States

                         7.   Sole Voting Power

                              718,930
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              -
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              718,930
     With
                         10.  Shared Dispositive Power

                              -

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     718,930

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     17.89%

14.  Type of Reporting Person

     IN

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                                                                     Page 3 of 5
Item 1. Security and Issuer

     The undersigned hereby amends the Schedule 13D dated December 1, 1994 and Amendments No. 1, No. 2, No. 3 and No. 4 thereto dated December 8, 1994, December 22, 1994, April 6, 1995, June 26, 1995 and March 27, 1996 (collectively the "Schedule 13D") with respect to the shares of common stock (the "Stock") of Misonix Inc. (the "Company"). Except as expressly set forth herein, there has been no material change in the facts set forth in the Schedule 13D.

Item 2. Identity and Background

     This statement is being filed by Mr. Gelman, a United States citizen whose business address is c/o American Claims Evaluation, Inc., One Jericho Plaza, Jericho, New York 11753. Mr. Gelman's principal occupation is as Chairman of the Board, President, Chief Executive and Chief Operating Officer of American Claims Evaluation, Inc., whose principal business is the verification of medical bills presented for payment to insurance companies and others and rendering services in the vocational rehabilitation of persons involved in workmen's compensation disabilities. Mr. Gelman was designated a director of the Company on June 26, 1995 and commenced serving as Chairman of the Board of Directors on March 27, 1996. He was recently reelected as a director at the Annual Meeting of Shareholders on February 19, 1997.

     Mr. Gelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     N/A

Item 4. Purpose of Transaction

     (a) This Report deals with the issuance of stock options by the Company to the reporting person.

     (b)-(j) Not Applicable.

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                                                                     Page 4 of 5
Item 5. Interest in Securities of the Issuer

     (a) The aggregate number of the Company's shares of Stock beneficially owned by the undersigned on the close of business on February 24, 1997 was 718,930; this included options to acquire 459,000 shares under the Company's Outside Directors Stock Option Plan, which options are exercisable immediately, and accordingly, all shares underlying these options have been treated as beneficially owned by the reporting person. The reporting person previously reported as beneficially owned 41,000 shares underlying options granted under the Company's 1991 Stock Option Plan which have now issued upon exercise of the same. The percentage of the outstanding shares owned by the reporting person has been calculated based upon a denominator comprised of the 3,559,128 common shares reported by the Company to be issued and outstanding as of February 10, 1997 together with the 459,000 shares covered by the options held by the reporting person, or a total of 4,018,128 shares, thereby giving the reporting person beneficial ownership of 17.89% of the Company's outstanding shares.

     (b) Number of Shares as to which, on the date referred to on the cover, the undersigned had:

         (i)   sole power to vote or to direct the vote ................ 718,930

         (ii)  shared power to vote or to direct the vote ..............    --

         (iii) sole power to dispose or to direct the disposition of ... 718,930

         (iv)  shared power to dispose or to direct the disposition of .    --

     (c) The following transactions in the Company's shares were effected by the undersigned during the sixty day period preceding the date set forth on the cover:

                       Date   Number of Shares Sold   Price Per Share

                      2/18/97        41,000                $9.62
                      2/18/97         5,000                10.12
                      2/14/97         5,000                 9.69
                      2/13/97         5,000                 9.00
                      2/12/97         5,000                 9.06
                      2/11/97         5,000                 8.69
                      2/11/97         5,000                 9.22
                      1/31/97         5,000                 7.81
                      1/8/97          5,000                 7.81

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                                                                     Page 5 of 5
     (d) Not applicable.

     (e) Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 24, 1997
                                       s/Gary Gelman
                                       Gary Gelman